EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

For the Three
Months Ended
March 31, 2009

Earnings from continuing operations before income taxes	$988

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(17)
Dividends from less than 50% owned affiliates	32
Fixed charges	333
Interest capitalized, net of amortization	(1)

Earnings available for fixed charges	$1,335

Fixed charges:
Interest incurred:
Interest expense	$289
Capitalized interest	2

291
Portion of rent expense deemed to represent interest factor	42

Fixed charges	$333

Ratio of earnings to fixed charges	4.0